

March 17, 2015

Via E-mail
Paul M. Meurer
Executive Vice President, Chief Financial Officer and Treasurer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

> **Re: Realty Income Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 1-13374**

Dear Mr. Meurer:

We have reviewed your March 13, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2015 letter.

Financial Statements and Supplementary Data

Allocation of the Purchase Price of Real Estate Acquisitions, page 59

1.   We note your response to prior comment 1. Please tell us how you define sufficiently lower in determining the difference between the contractual and expected market rents. Also tell us how you determine that the exercise of a bargain renewal option is reasonably assured, including whether you consider historical experience in determining such exercises. Further, quantify for us the number of leases in your portfolio that have bargain renewal options. In your response, tell us the accounting literature relied upon and the basis for your conclusions.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief